UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-40329

Former TRKA Media Group, Inc. (f/k/a Troika Media Group, Inc.)

(Exact name of registrant as specified in its charter)

25 W 39th Street New York, NY 10018

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares $0.001 par value; Redeemable Warrants to acquire Common Shares

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:     0*

Pursuant to the requirements of the Securities Exchange Act of 1934, Former TRKA Media Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April  11 , 2024
FORMER TRKA MEDIA GROUP, INC. (F/K/A TROIKA MEDIA GROUP, INC.)
By: META Advisors LLC, solely in its capacity as Plan Administrator for the Company
By:	/s/ Dana P. Kane
Name:	Dana P. Kane
Title:	Chief Compliance Officer, META Advisors LLC

*On March 29, 2024 (the “Effective Date”), the Findings of Fact, Conclusions of Law and Order Signed on 3/28/2024 (I) Confirming Debtors' Joint Chapter 11 Plan of Liquidation for Troika Media Group, Inc., et al., (II) Approving the Related Disclosure Statement on a Final Basis and (III) Granting Related Relief  (as amended, modified, or supplemented from time to time, the “Plan”), as confirmed by the United States Bankruptcy Court for the Southern District of New York on March 28, 2024, became effective. Pursuant to the Plan, on the Effective Date, all outstanding securities of the Company, including shares of the Company’s common stock, warrants and shares issuable pursuant to equity-based awards and grants, were extinguished and cancelled.